The  following  statement is scheduled for release tomorrow.

                                  PRESS RELEASE

Date:    April 17, 1998

Contact:   Tracey B. Moss
           Community Bank Shares of Indiana, Inc.
           Marketing Manager
           202 E. Spring Street
           New Albany, IN  47150
           (812) 949-6885

For Release:      Immediately

Picture Available Upon Request


           Area's Largest Local Bank Announces President's Retirement

         Community Bank Shares, Inc., Southern Indiana's largest locally owned and headquartered bank holding company, today announced the retirement of Robert
E. Yates, President and CEO.
         C. Thomas Young, Chairman of Community Bank Shares, the holding company for Community Bank of New Albany, and Heritage Bank of Jeffersonville, stated, "After several months of planning for this, I still have mixed feelings to see him go. While on one hand, we are excited about a new generation stepping in to help develop our future plans for the various local banks that we are affiliated with, and we are happy for Bob and his family, on the other hand, Bob has been an instrumental part of the record growth that we have achieved over the past few years and we will all miss him being involved in the day to day business that we are so accustomed to him being a part of." Young continued, "However, as Bob will continue to serve as a director for the holding company, we will still benefit from his financial experience, as well as his knowledge of our local economy's needs."
         Under Yates, Community Bank Shares, Inc., the nation's first ever mutual holding company, was formed in 1991, and in 1995 the company went public. They are currently listed in the NASDAQ small cap market under the call letters CBIN. A $100.00 initial investment, made in 1991, would now exceed $894.00.
         In 1996, Yates also lead the formation of Heritage Bank. When asked about Heritage Yates said, "Heritage reaffirmed our commitment to locally managed banking." He continued, " It required us to establish a new board of directors made up of business professionals through out Clark County, bringing them together to create a new, full-service bank. As 1997 approached, and Heritage celebrated it's first anniversary, it was a jubilant moment for all us to announce that Heritage's first year net operating profits exceeded $37,000, surpassing industry statistics, which indicated most new banks do not show an annual operating profit until their third year. It was a challenge that paid off."
         Young stated, "Bob has lead an outstanding team of individuals, not only through new charters and our public conversion, but most recently through the acquisition of NCF Financial Corporation in Bardstown, KY, helping the bank holding company to achieve a consolidated asset level close to 300 million, when the acquisition is completed later this month."

         Yates later added, "It has been a decade of superb performance levels for the holding company and its affiliates. I am proud to report that our shareholders have enjoyed a 320% growth in dividends, total assets growth of 73% , and capital growth exceeding 400%." Yates continued, " Without everyone's support and knowledge, what we have accomplished wouldn't have been possible."
         Recently, Yates, and his fellow senior management members, of Community Bank took part in groundbreaking ceremonies for the construction of their new corporate headquarters building in downtown New Albany. The 4.5 million dollar project, is scheduled to be fully operational in early 1999. When asked about his decision to retire before its completion, Yates said, "The Center is a statement of our confidence in the economic future of Floyd County and Southern Indiana. I take great pride in all the accomplishments of the holding company and its affiliates during the time I have served as it's president, and as I continue my relationship with the holding company both as a director and shareholder, I look forward to the new Community Bank Center and what it will mean for all of us, to have the strength of a locally owned financial institution right here, at home."
         Beyond his corporate roles, Robert Yates has also been active in many of the areas largest fund raising events and community functions. He will be resigning from the Board for Floyd Memorial Foundation and the Floyd County Museum, where Director Sally Newkirk said, "All of us at the museum have been incredibly touched by Bob, while he is an intensely private individual, one of the things we will miss about him is Bob's way of challenging us to expand our thinking." Newkirk later added, "I think of Bob as a true visionary for this community and its future, and although we (at the museum) understand his desire to spend more time with his family, abroad, I will miss his insights here at the museum."
         Although Yates does plan to remain a member of Community Bank Shares board of directors, he and his wife Darlene also have a residence in Hilton Head, South Carolina. When asked about his decision to retire Yates said, "After many months of talking this over, we realized that it was time. My wife now spends the majority of her time in Hilton Head, and I wanted to spend more time with her and my grandchildren who live from Arizona to London, England. Those kind of trips just aren't possible as long as I continued at my current pace. I will continue my role as a director, but, it is time for me to look to someone else to handle the day to day responsibilities."
         Yates continued, "Mike Douglas, who will be taking over as President and CEO of the holding company, strong financial background is a perfect match for the future of Community Bank Shares. After only a few weeks of looking, the board was really fortunate to lure Mike away from an early retirement. Mike's skills in acquisitions, industry analysis, and electronic banking are going to be a real asset, from which to pull, for the various banking affiliates and lead the future towards various growth opportunities for the holding company. As a director, and a shareholder, I have every confidence in Mike. We have already been working together on some of the key opportunities for the coming year," he concluded, "personally, I look forward to where he is going to lead the very talented group of people I have had the pleasure to work with over the past ten years."
          Other announced promotions to account for Yates retirement, included Tom Jones, Senior Vice President of Business Services for Community Bank, who will be taking over, as President and CEO of Community Bank. Jones, who also has a long, local history in banking was officially appointed at last week's meeting of the Board of Directors.
         Also appointed as President and CEO of Heritage Bank, in Jeffersonville, was current Senior Vice President and Chief Credit Officer, Pat Daily. Daily, who has been with the bank since its introduction in January of 1996, stated, "It's an exciting time for everyone around here. In today's environment of big corporate mergers, where the decision makers are moving farther away, we are quite unique. People want decisions about their loans and their investments - by moving the decision makers closer to the customer, we're doing something no one else is!"

                                  PRESS RELEASE

Date:           April 24, 1988
Contact:        Tracey B. Moss
                Community Bank Shares of Indiana, Inc.
                Marketing Manager
                202 E. Spring Street
                New Albany, IN  47150
                (812) 949-6885

For Release:
Immediately

Picture Available Upon Request

          Changes At The Top, For Southern Indiana's Largest Local Bank

         Southern Indiana's largest locally owned and headquartered bank holding company, Community Bank Shares of Indiana, Inc., today announced the official appointment of Michael L. Douglas as the corporation's new President and CEO, replacing Robert E. Yates, who will be retiring May 20, of this year. For the corporations local affiliates, Thomas M. Jones will be assuming the role President and CEO for Community Bank of New Albany and Patrick J. Daily for Heritage Bank of Jeffersonville, positions in which Yates had also previously filled.
         C. Thomas Young, Chairman of Community Bank Shares stated, "In a time where our competitors are merging with larger institutions in other cities, we went looking for financial experience in someone local." Young continued, "Mike Douglas, a man I have known for many years, brings with him over 30 years of experience in the financial industry. Mike's position as Vice-Chairman and Chief Operating Officer of Electronic Payment Services will provide us with a unique operations perspective. His local banking background along with his experience with the nation's largest ATM processor, point of sale data capture, and merchant credit card services, combined with his history of successfully negotiating long-term financial agreements would have made Mike a natural choice on its own. However, Mike also has a strong background in consumer banking, recruiting, market expansion, product development and customer retention. The combination of these skills makes him a perfect match for the future of Community Bank Shares."
         Young continued, "What the holding company provides is an opportunity for a local bank board of directors to achieve economies in services such as back office operations, loan servicing, human resources, and marketing services, allowing the affiliate to maintain competitive pricing structures while still providing the local decisions that differentiate it from its super regional competitors. So, when we went looking for a new President/CEO, we knew that what we wanted was someone with a breadth of financial experience whose analytical skills could provide long term strategic guidance for future growth in the local economies that its affiliates are located in."
         Mike Douglas and his wife Judy are both graduates of New Albany High School. Though his career in the financial service industry has taken him out of town for short intervals, they have always maintained a residence in New Albany. "This is our home, my fondness memories are here, I met my wife in high school, we had two wonderful sons who both graduated from Providence, I played sports here, and I spent the majority of my career here," stated Douglas. He later added, "It's good to be back, working for the growth and prosperity of my hometown. I've lived here most my life, and as I contemplated retirement, I knew before any final decisions could be met, that I wanted to listen to the offer from Community Bank Shares, a corporation whose strong local ties I have great respect for."
         Douglas continued, "The coming months are already proving to be exciting. With the addition of NCF, of Bardstown, whose union should be completed at the annual meeting later this month, and the final phases of construction for our new corporate headquarters, we're going to have some significant opportunities for growth in the future. I know I have some pretty big shoes to fill in Bob (Yates), who was instrumental in achieving the record earnings over the past few years, and I am looking forward to the challenge." He added, "Before the offer from Community Bank Shares, I was planning my retirement, but the opportunity to provide competitive local financial services for my community and the tremendous scope of growth potential, was just the situation I couldn't refuse."
         Current President and CEO, Bob Yates said, "After only a few weeks of looking, the board was really fortunate to lure Mike away from an early retirement. Mike's skill in acquisitions, industry analysis, and electronic banking are going to be a real asset for the various banking affiliates and help lead their future towards various growth opportunities. As a director, and a shareholder, I have every confidence in Mike. We have already been working together on some of the key opportunities for the coming year and his experience is obvious."
         Also to account for the retirement of Bob Yates, who previously held the position of President and CEO for the holding company as well as both local affiliates, Tom Jones was promoted to President and CEO of Community Bank and Patrick Daily was promoted to President and CEO of Heritage Bank.
          Jones, who has most recently served Community Bank as Senior Vice President of Business Services, long, local history in banking led him to join the bank in 1994 after leaving NBD, where he served as Vice President in the southern Indiana regional commercial loan division. Jones currently serves as a Board Member for New Albany's Rotary Club and as a cabinet member for Metro United Way - Floyd Co. Jones will officially assume the role as President of Community Bank May 20 when Yates retirement becomes official.
         Also promoted, was current Senior Vice President and Chief Credit Officer, Pat Daily, whose appointment as President and CEO of Heritage Bank, in Jeffersonville, became official at last weeks board meetings. Daily has been with the bank since its introduction in January of 1996. He stated, "It's an exciting time for everyone around here. In today's environment of big corporate mergers, where the decision makers are moving farther away, we are quite unique. People want decisions about their loans and their investments - by moving the decision makers closer to the customer, we're doing something no one else is!"
         Michael L. Douglas replaces Robert E. Yates as of May 20 of this year. Under Yates, Community Bank Shares of Indiana, Inc., the nation's first ever mutual holding company, was formed in 1991, and in 1995 the company went public. Total consolidated assets, before the affiliation with NCF, were reported at $256,886,000 million. They are currently listed in the NASDAQ small cap market under the call letters CBIN.